Exhibit 1(ii)(A)
Rules of Procedure
for the Management Board of
Qimonda AG
- Version of November 9, 2007 -
Sec. 1
General
The members of the Management Board shall conduct the business of the company observing the due care of an orderly and conscientious manager in accordance with the provisions of the law, Articles of Association, Rules of Procedure, business distribution plan and their respective service agreements.
Sec. 2
Management by the Individual Members of the Management Board
(1)	The areas of responsibility of the members of the Management Board are stipulated in the business distribution plan. Each Management Board member is solely responsible for the business area assigned to him in the business distribution plan. However, sole power of representation is not established thereby. Irrespective of the distribution of business areas, each Management Board member shall be responsible for the management of the business as a whole.
(2)	The chairman of the Management Board shall be informed on an ongoing basis of all material matters within the business areas of other Management Board members. He may request information about individual matters from the business areas of other members of the Management Board at any time.
(3)	To the extent measures and transactions of one business area simultaneously affect one or more other business areas, the responsible Management Board member must consult with the other Management Board members in advance. In the event of a failure to reach agreement, each Management Board member involved is required to cause the full Management Board to adopt a resolution, insofar as an immediate measure is not deemed necessary (at the discretion of the Management Board member, taking into account his duties to the company) (pflichtgemäßes Ermessen) to avoid imminent and severe adverse consequences for the company. The chairman of the Management Board is to be informed immediately, and the full Management Board at the next regularly scheduled meeting, of such independent action.

(4)	The members of the Management Board shall work together cooperatively. They shall inform each other on an ongoing basis of important measures and occurrences in their business areas. If a board member has concerns about measures that do not belong to his business area and that can not be relieved by consulting the responsible Management Board member, such Management Board member is required to cause the full Management Board to adopt a resolution.

(5)	Measures and business transactions of extraordinary importance for the company or associated with an extraordinary economic risk shall require the prior consent of the full Management Board, unless an immediate measure is required (at the discretion of the Management Board member, taking into account his duties to the company) (pflichtgemäßes Ermessen) to avoid imminent and severe adverse consequences for the company. Para. 3 sentence 3 shall apply mutatis mutandis.
Sec. 3
Decisions of the Full Management Board
(1)	Subject to the provision in Sec. 2 of these Rules of Procedure, the full Management Board shall decide on
a)	matters, which, pursuant to law, the Articles of Association or these Rules of Procedure, must be decided upon by the full Management Board,

b)	matters requiring the consent of the Supervisory Board or the shareholders, or that must be submitted to the Supervisory Board or at a general shareholders’ meeting by law or according to the Articles of Association,

c)	the (consolidated) financial statements, the management report (Lagebericht) and the group management report of the company (Konzernlagebericht),

d)	fundamental issues concerning the organization, business policy and human resources, investment and financial planning of the company,

e)	the calling of the general shareholders’ meeting and applications and proposals by the Management Board concerning the adoption of resolutions by the general shareholders’ meeting,

f)	on all matters not assigned by the business distribution plan to a business area of one Management Board member.
(2)	The full Management Board may request individual members of the Management Board to implement the resolutions and carry out measures for which the full Management Board is responsible or to form committees of the Management Board for this purpose.
Sec. 4
Chairman of the Management Board
(1)	Within the scope of these Rules of Procedure and the business distribution plan, the chairman of the Management Board shall establish the business areas and manner in which cooperation between several members of the Management Board is expected to occur. The chairman shall arrange for the cooperation between members of the Management Board, particularly in overlapping business areas. The chairman of the Management Board shall establish which types of matters must be submitted to him for prior discussion.

(2)	The chairman of the Management Board may object to measures taken by Management Board members. If the chairman of the Management Board avails himself of this right of objection, such measures shall not be conducted until the full Management Board has decided on them.
(3)	If the Management Board does not adopt a resolution pursuant to Sec. 6 para. 8 with respect to cases requiring decision by the full Management Board, the chairman of the Management Board may submit the matter to the Supervisory Board and request its opinion. The opinion of the Supervisory Board is to be submitted to the chairman of the Management Board, who shall inform the full Management Board of the opinion. The full Management Board shall then review the matter and reach a decision.
(4)	The chairman of the Management Board shall represent the Management Board and the company vis-à-vis the general public, in particular vis-à-vis public authorities, associations, trade organizations and the media. He may assign these tasks to another Management Board member in individual cases or with respect to specified types of tasks.
Sec. 5
Business Distribution Plan
(1)	The business distribution plan is attached to these Rules of Procedure as Annex 5.1. The chairman of the Management Board may from time to time propose changes taking into account the service agreements of the individual members of the Management Board.
(2)	Issuance, amendments or a rescission of the business distribution plan require a unanimous decision of the full Management Board. In the event of a failure to reach a unanimous decision, the chairman of the Management Board shall request that the Supervisory Board reallots the business areas.

(3)	Promptly after being established, the business distribution plan shall be submitted together with the Rules of Procedure to the Supervisory Board for approval. This shall also apply to changes to the business distribution plan.
Sec. 6
Meetings and Resolutions
(1)	With a notice period appropriate to the circumstances, meetings of the Management Board shall be called, including an announcement of the agenda, and chaired by the chairman of the Management Board.
(2)	Meetings of the Management Board shall take place at regular intervals. Meetings shall be called if considered necessary by the chairman of the Management Board or upon request by the Supervisory Board or a member of the Management Board indicating the matters to be dealt with.
(3)	The chairman of the Management Board may specify that persons not belonging to the Management Board may be consulted in discussions of particular matters.
(4)	Resolutions of the Management Board shall generally be adopted in meetings, which may be attended in person or via tele- or videoconference. By direction of the chairman of the Management Board, resolutions may be adopted outside of meetings by voting via telephone (to be confirmed in due course in textual form (Textform)) or in textual form (Textform) if no other Management Board member promptly objects to this procedure.
(5)	Subject to para. 7 a quorum of the Management Board shall be constituted if all members of the Management Board participate in the adoption of resolutions in one of the forms specified in para. 4 or 6.

A Management Board member is considered to have taken part in the adoption of a resolution even when abstaining.

(6)	Absent members of the Management Board may participate in adopting Management Board resolutions by having votes submitted in textual form (Textform) by other Management Board members. They may also cast their vote in textual form (Textform) or by telephone (to be confirmed in due course in textual form (Textform)); such casting of votes is deemed to be a participation of the respective Management Board member in the respective meeting.
(7)	Urgent matters may exceptionally be discussed and resolved upon if not more than one Management Board member does not take part in the resolution making. The absent member is to be notified promptly of the result of the decision making in a suitable form. If the respective Management Board member does not agree with the result of the resolution making, such board member shall promptly object thereto to the chairman of the Management Board. The subject matter of the resolution making shall then be discussed again, considering grounds for the objection stated orally or in textual form (Textform), at the next meeting and finally be resolved upon.
(8)	Unless otherwise provided by mandatory law, resolutions of the Management Board require unanimity (abstentions do not conflict with unanimity).
(9)	Minutes of each meeting of the Management Board are to be prepared, specifying the place and date of meeting, the participants, the agenda and the content of Management Board resolutions. The minutes shall be sent by the chairman of the Management Board to all members of the Management Board. The minutes shall be deemed approved if none of the members of the Management Board objects by the beginning of the next meeting following receipt of the minutes.

Sec. 7
Committees
(1)	Management board committees may be established to conduct audits and prepare and implement Management Board resolutions. The full Management Board resolves upon the establishment of Management Board committees following a proposal of the chairman of the Management Board.
(2)	Management board committees may issue Rules of Procedure to themselves, specifying the details of their activities within the scope of the authorization granted by the Management Board.
Sec. 8
Cooperation with the Supervisory Board
(1)	The requirement of reporting to the Supervisory Board with respect to the matters specified in Sec. 90 of the German Stock Corporation Act (Aktiengesetz) is the responsibility of the full Management Board under the direction of the chairman of the Management Board. As a rule, the management reports shall be submitted in textual form (Textform) unless oral reporting suffices or is called for in individual cases due to urgency.
(2)	Apart from the reporting pursuant to para. 1, the chairman of the Management Board shall regularly inform the chairman of the Supervisory Board orally of the development of business and the situation of the company, including its associated companies. Upon request by the chairman of the Supervisory Board, such information must be provided textual form (Textform). All members of the Management Board shall assist the chairman of the Management Board in performing this task.
(3)	All matters of particular importance for the company shall be promptly reported to the chairman of the Supervisory Board by the chairman of the Management Board orally or in textual form (Textform).

(4)	Members of the Management Board shall submit all reports and applications to the Supervisory Board to the chairman of the Management Board with a request for submission.
Sec. 9
Transactions Requiring Approval
The following transactions may currently be conducted by the Management Board only with the approval of the Supervisory Board:

(1)	Budget for the financial year (including human resources, financial and investment planning);

(2)	Investments in fixed assets, participations and financial investments and divestments to the extent an individual project exceeds 10% of the total investment budget valid for the financial year;
(3)	Agreeing on sureties, guarantees and loans to third parties (and from third parties) outside the group the amount of which, in each case, exceeds 5% of the stockholders’ equity pursuant to the most recent audited consolidated balance sheet of the Qimonda group of companies.